AEM SPA

05011428

FILE NO. 82-4911

N.
(da citare nella risposta)
AFG/SLS/SES/405/2005/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SUPPL

BY COURIER

September 16, 2005

SEC MAIL PROCESSING
RECEIVED
SEP 21 2005
WASH, D.C. 185 SECTION

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

Encl.

9/23

68117 - 3.2004

TdE

PRESS RELEASE PURSUANT TO ARTICLE 114 OF LEGISLATIVE DECREE OF 24 FEBRUARY 1998 NO. 58

TRANSALPINA DI ENERGIA ACQUIRES CONTROL OF EDISON

Milan, 16 September 2005

Today Transalpina di Energia S.r.l. ("**TdE**") has acquired from Italenergia Bis S.p.A. n. 2,631,976,000 ordinary shares of the listed company Edison S.p.A. ("**Edison**"), representing on that date approximately 63.3% of the ordinary share capital of Edison, and n. 240,000 Edison warrants convertible into ordinary Edison shares, at the price of Euro 1.55 per share and Euro 0.59 per warrant, for an aggregate consideration of approximately Euro 4,080 million. Euro 2,880 million of this amount has been raised by means of a TdE capital increase which was subscribed and fully paid in by the shareholders and the remaining part by means of a 7 year bank facility.

TdE is entirely and jointly owned by WGRM Holding 4 S.p.A. ("**WGRM**"), a company fully owned by Electricité de France S.A. ("**EDF**"), and Delmi S.p.A. ("**Delmi**"), a company controlled by AEM S.p.A. ("**AEM**").

The acquisition follows the execution of a structure agreement by WGRM, EDF, Delmi and AEM on 12 May 2005, which has already been published in accordance with the procedures and terms laid down by the law, for the joint acquisition of control of Edison.

According to what was communicated to the market on 13 May 2005, a mandatory public offer to buy will be made by TdE for the ordinary Edison shares and a voluntary public offer to buy for the "Ordinary Edison Warrants 2007" following the acquisition of control of Edison.

In connection with the transaction outlined above, AEM will, in accordance with the procedures and terms laid down by the currently applicable legislation, make available to the public the information document provided for by article 71 of the regulations adopted by Consob through resolution no. 11971 of 14 May 1999, as subsequently amended and supplemented.

For any further information please contact:

AEM S.p.A.
Corso di Porta Vittoria, 4 - 20121 Milano
Press Office
Tel.: +39 02 77 20 30 93
e-mail: ufficiostampa@aem.it
Investor Relations
Tel: + 39 02 77203879
e-mail: ir@aem.it
web: http://www.aem.it

Electricité de France S.A.
22-30 Avenue de Wagram - 75008 Parigi
Ms Stéphanie Lardeau
Tel.: +33 (0) 1 40 42 31 59
web: http://www.edf.fr